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                                September 1, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn: Filing Desk


         Re: Health Care Property Investors, Inc.
             Withdrawal of Registration Statement on Form S-3
             (Registration No. 333-67669)

Ladies and Gentlemen:

             Pursuant to Rule 477, Health Care Property Investors, Inc. ("HCPI") hereby requests that the Registration Statement on Form S-3 (the "Registration Statement") filed under the Securities Act of 1933, as amended, on November 20, 1998 (Registration No. 333-67669) be withdrawn. The Registration Statement was filed to satisfy a contractual obligation owed by us to Cambridge Medical Center of San Diego, LLC ("Cambridge Medical Center") pursuant to a registration rights agreement between us and Cambridge Medical Center. The Registration Statement relates to the issuance of up to 168,350 shares of HCPI's common stock upon the exchange of units of non-managing member units of Cambridge Medical Properties, LLC ("Units") by Cambridge Medical Center. After we filed the S-3 registration statement, Cambridge Medical Center exchanged substantially all of its Units for cash, rather than for HCPI common stock. As of August 24, 1999, Cambridge Medical Center held only 6,550 Units exchangeable for shares of HCPI's common stock. We may satisfy our remaining obligation to Cambridge Medical Center through the payment of cash in exchange for those Units and will not offer or issue our common stock under the S-3 registration statement.


                                       Very truly yours,

                                       HEALTH CARE PROPERTY INVESTORS, INC.

                                       By: /s/ KENNETH B. ROATH
                                           -------------------------------------
                                           Kenneth B. Roath, Chairman,
                                           President and Chief Executive Officer